Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com
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FOR IMMEDIATE RELEASE

       Vasogen Announces Closing of US$57.7 Million Common Share Offering

             - Underwriters exercise over allotment option in full -

Mississauga, Ontario (March 4, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a developer of immune modulation therapies for the treatment of cardiovascular disease and other chronic inflammatory disorders, today announced the closing of its previously announced offering of 8,500,000 common shares. Needham & Company, Inc. and RBC Capital Markets are lead managers for the offering, with A.G. Edwards & Sons, Inc. acting as a co-manager.

The underwriters have also purchased an additional 1,275,000 common shares pursuant to the exercise of their over allotment option in full for a total purchase of 9,775,000 common shares. With the exercise of the over allotment option, the gross proceeds from the offering realized by the Company are approximately US$57.7 million.

Vasogen intends to use the proceeds from the offering to advance the research and commercial development of Celacade(TM) (immune modulation therapy), to further fund its new drug development pipeline, including VP025, and for general corporate purposes.

Copies of the prospectus supplement and base shelf prospectus relating to the offering may be obtained from the underwriters at:

Needham & Company, Inc.                    RBC Capital Markets
445 Park Avenue                            One Liberty Plaza
New York, NY 10022                         165 Broadway
Telephone: 212-371-8300                    New York, NY 10006
                                           Telephone: (212) 428-6200

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.



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                                                        ...page 2, March 4, 2004

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase 3 clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation in the nervous system, including the brain. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

Statements in this press release regarding the offering of Vasogen common shares, and the expected use of the proceeds from such offering and any other statements, managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "projects", and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.